SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of: February 15, 2012

Commission File Number: 001-32562

STANTEC INC.

(Name of Registrant)

10160 – 112 Street

Edmonton, Alberta

Canada T5K 2L6

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐                    Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 15, 2012

STANTEC INC.

By:	/s/ Dan Lefaivre
Name:	Dan Lefaivre
Title:	Senior Vice President and CFO

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	News Release Regarding Declaration of First Quarterly Dividend

Exhibit 99.1

News Release

For Immediate Release

Stantec announces declaration of first quarterly dividend

EDMONTON, AB (February 15, 2012) TSX, NYSE:STN

Stantec is pleased to announce that its board of directors has approved a dividend policy, and concurrently declared its first quarterly dividend of C$0.15 per share, payable on April 17, 2012, to shareholders of record on March 30, 2012. The declaration of a dividend reflects the confidence of Stantec’s board of directors and management in the Company’s ability to generate ongoing cash flow from operations, continue to grow revenue, and complete strategic acquisitions while providing enhanced shareholder returns.

“Over the past three years, our Company has enhanced its capital plan and established a critical mass that is strong enough to fund growth while maintaining consistent operational performance. Stantec has reached a point of maturity in its evolution to be able to make this significant step—ensuring our shareholders continue to benefit from our consistent growth, operational effectiveness, and strategic success,” says Bob Gomes, Stantec president and chief executive officer. Of this first quarterly dividend, C$0.10 per share has been designated as an “ineligible dividend” and C$0.05 per share has been designated as an “eligible dividend” for Canadian income tax purposes.

“Stantec’s operating history and strong balance sheet allows us the opportunity to announce our new dividend policy and initial dividend to our shareholders,” says Gomes. “As part of Stantec’s strategy, we remain disciplined and focused on consistent growth and strategic positioning for the future, while creating value for our shareholders.”

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects. We support public and private sector clients in a diverse range of markets at every stage, from the initial conceptualization and financial feasibility study to project completion and beyond. Our services are provided on projects around the world through approximately 11,000 employees operating out of more than 170 locations in North America and 4 locations internationally. Stantec trades on the TSX and on the NYSE under the symbol STN. Stantec is One Team providing Integrated Solutions.

This press release contains forward-looking statements concerning Stantec’s future financial performance and future growth. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. We caution readers of this press release not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results to differ materially from the expectations expressed in these forward-looking statements. These factors include, but are not limited to the risk of an economic downturn, changing market conditions for Stantec’s services, disruptions in government funding, and the risk that Stantec will not meet its growth or revenue targets. Investors and the public should carefully consider these factors, other uncertainties, and potential events as well as the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company.

Investor Contact

Crystal Verbeek

Stantec Investor Relations

Tel: (780) 969-3349

crystal.verbeek@stantec.com

One Team. Integrated Solutions.